FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of
Finance Division

Date: June 9, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of the 51st Ordinary General Meeting of Shareholders

2.	Accompanying Materials for the 51st Ordinary General Meeting of Shareholders

Securities Code in Japan: 6971

NOTICE OF THE 51ST ORDINARY GENERAL

MEETING OF SHAREHOLDERS

TO BE HELD IN KYOTO, JAPAN ON JUNE 28, 2005

(Translation of the Japanese notice circulated to shareholders in Japan)

Note:	The Notice of Resolution for the 51st Ordinary General Meeting of Shareholders will be available at the following Kyocera’s website within 5 days after the Meeting.

http://global.kyocera.com/ir/s_info.html

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

1

June 6, 2005

To Our Shareholders:

Notice of the 51st Ordinary General Meeting of Shareholders

This is to inform you that the Company will hold its 51st Ordinary General Meeting of Shareholders, as described below, which you are cordially invited to attend.

If you are unable to attend, you may exercise your voting rights in writing. If you wish to do so, after examining the attached reference materials, please indicate your votes by filling out and signing the enclosed form for exercising voting rights, and return the form to us no later than Monday, June 27, 2005, Japan time.

1. Time and Date:	10:00 a.m. on Tuesday, June 28, 2005, Japan time

2. Place:	20th Floor Event Hall at the head office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting:

Matters to be reported upon:

1.	The business report, consolidated balance sheet, consolidated statement of income, non-consolidated balance sheet and non-consolidated statement of income, with respect to the fiscal period from April 1, 2004 to March 31, 2005 (fiscal 2005)

2.	Audit report of Independent Auditors and audit report of Board of Corporate Auditors on the consolidated financial statements

Matters to be resolved:

Agendum No. 1:	Approval of proposed appropriation of retained earnings for fiscal 2005

Agendum No. 2:	Amendments to the Articles of Incorporation (The substance of this agendum is set out herein below under “Reference Materials for the Exercise of Voting Rights.”)

Agendum No. 3:	Election of thirteen (13) Directors

Agendum No. 4:	Election of two (2) Corporate Auditors

Agendum No. 5:	Payment of retirement allowance to a retiring Director

Agendum No. 6:	Payment of retirement allowance to a retiring Corporate Auditor

Agendum No. 7:	Revision of the amount of remuneration to Directors

Agendum No. 8:	Issuance of stock acquisition rights for granting stock options (The substance of this agendum is set out herein below under “Reference Materials for the Exercise of Voting Rights.”)

2

The non-consolidated financial statements, copies of the auditors’ reports and consolidated financial statements are set out in the “Financial Report for the year ended March 31, 2005” as attached hereto (from page 2 to page 32).

Very truly yours,

KYOCERA CORPORATION

Yasuo Nishiguchi President and Director

(Note)	If you attend the Meeting, please submit the enclosed form for exercising voting rights to the receptionist.

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REFERENCE MATERIALS

FOR THE EXERCISE OF VOTING RIGHTS

1.	The Number of Voting Rights 1,869,400

2.	The Agendum and References

Agendum No. 1:	Approval of proposed appropriation of retained earnings for fiscal 2005

The Company considers that the best way to respond to shareholders’ expectations is to improve the consolidated performance of the Company into the future.

Therefore, the dividend policy of the Company is to determine dividend amounts based on an overall assessment, taking into consideration various factors, such as enhancement of the linkage between dividend amounts and the consolidated performance of the Company and the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy, the Company proposes that the year-end dividend for the one-year period ended March 31, 2005 (fiscal 2005) shall be 50 yen per share, a 20 yen per share increase from the previous fiscal period. When aggregated with the interim dividend, the total annual dividend amount will be 80 yen per share. The Company also proposes that a general reserve amount of 18,000 million yen, taking into account the necessary reserve amounts for development of new markets and new technologies, and acquisition of outside management resources in order to achieve stable and sustainable corporate growth of the Company. The Company proposes bonuses to Directors and Corporate Auditors of 60 million yen in aggregate, the same amount as in the previous fiscal period, out of which 4.5 million yen shall be the bonuses to Corporate Auditors a reduction of 1 million yen from the previous fiscal period.

The proposed appropriation of retained earnings is as follows:

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(Unit: Yen)
Unappropriated retained earnings	¥36,989,506,487
Reversal of reserves:
Reversal of reserve for special depreciation	740,631,934

Total	37,730,138,421

To be appropriated as follows:
Dividends (¥50.00 per share)	9,374,054,200
Bonuses for Directors and Corporate Auditors	60,000,000
Reserve for special depreciation	321,878,128
General reserve	18,000,000,000
Unappropriated retained earnings carried forward to the next year	¥9,974,206,093

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(Notes)	1. Corporate Auditors’ bonuses of ¥4,500,000 are included in Bonuses for Directors and Corporate Auditors.

2. On December 6, 2004, an interim dividend in the amount of ¥5,624,756,490 (¥30.00 per share) was paid to the shareholders.

Agendum No. 2:	Amendments to the Articles of Incorporation

1.	Reasons for amendments

(1)	As a result of the enactment of the “Law amending a part of the Commercial Code, etc. for Introduction of Electronic Public Notice Systems” (Law No. 87, 2004), the adoption of electronic public notice systems, under which public notices may be posted on Internet homepages, has become permitted. It will become possible to save a substantial amount of the cost of making public notices in newspapers by adopting an electronic public notice system. Taking into consideration the popularization of Internet in Japan, the Company proposes to amend Article 4 of its Articles of Incorporation to introduce an electronic public notice system.

(2)	The Company reduced the number of its Directors as a result of the introduction of the executive officer system as from June 2003. The Company now proposes to amend Article 18 of the Articles of Incorporation to reduce the stated number of Directors provided for therein from “no more than forty-five”, as currently provided, to “no more than twenty”, as the current supervisory and executive management system has been firmly established during the approximately two years since the introduction of the executive officer system.

(3)	The Company proposes to abandon the title of “Chairman Emeritus of the Board of Directors” for a member of the Board of Directors of the Company and to make Chairman Emeritus a title to be granted by resolution of the Board of Directors. For such purpose, the Company proposes accordingly to amend the Articles of Incorporation of the Company to delete the phrase “Chairman Emeritus of the Board of Directors” from Article 21, Clause 1, to establish a new Article 21, Clause 2 and to renumber the current Article 21, Clause 2 to Clause 3, with adjustment to the minor wording, as necessary.

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2.	The proposed amendments

(The underlined portion indicates the proposed amendment.)

Present Article	Proposed Amendment
Article 4. Public Notices	Article 4. Public Notices
Public notices by the Company shall appear in The Nihon Keizai Shimbun.

Public notices by the Company shall be made by electronic public notice, provided, however, that if, due to accident that makes the use of the electronic public notice impossible or other unavoidable reason, electronic public notices can not be made, public notices by the Company shall appear in The Nihon Keizai Shimbun.

Article 18. Number of Directors The Company shall have not more than forty-five Directors.	Article 18. Number of Directors The Company shall have not more than twenty Directors.

Article 21. Election of Executive Directors and Appointment of Counsellors and Advisors	Article 21. Executive Directors and Chairman Emeritus, Advisors and Counsellors

1.  The Board of Directors may appoint, by resolution, a Chairman Emeritus of the Board of Directors, a Chairman of the Board of Directors, a President and Director, several Vice-Chairmen and Directors, Executive Vice-Presidents and Directors, Senior Managing Directors, Managing Directors and Advisors and Directors.

1.  The Board of Directors may appoint, by resolution, a Chairman of the Board of Directors, a President and Director, several Vice-Chairmen and Directors, Executive Vice-Presidents and Directors, Senior Managing Directors, Managing Directors and Advisors and Directors.

<Newly added>	2. The Board of Directors may appoint, by resolution, a Chairman Emeritus.

2. The Board of Directors may appoint, by resolution, Counsellors and Advisors.	3. The Board of Directors may appoint, by resolution, Advisors and Counsellors.

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Agendum No. 3:	Election of Thirteen (13) Directors

The terms of office of thirteen (13) Directors will expire at the close of this General Meeting of Shareholders. It is proposed that thirteen (13) Directors be elected.

The candidates for Directors are as follows:

No	Name (date of birth)	Brief Personal History (including representation of other companies)		Shares of the Company Owned by Candidate
1	Kensuke Itoh (Dec. 17, 1937)	Apr. 1959	Joined the Company	shares
		May 1975	Director of the Company
		Aug. 1979	Managing Director of the Company
		July 1981	Senior Managing Director of the Company
		June 1985	Executive Vice President and Representative Director of the Company
		June 1989	President and Representative Director of the Company
		June 1999	Chairman and Representative Director of the Company [to present]	557,072
(Representative Director of Kyocera Realty Development Co., Ltd.)
(Representative Director of Hotel Kyocera Co., Ltd.)
(Representative Director of International Golf Resort Kyocera Co., Ltd.)
(Representative Director of Hotel Princess Kyoto Co., Ltd.)
(Representative Director of Kyoto Purple Sanga Co., Ltd.)
(Representative Director of Kyoto Fashion Center Co., Ltd.)
2	Yasuo Nishiguchi (Oct. 9, 1943)	Mar. 1975	Joined the Company
		June 1987	Director of the Company
		June 1989	Managing Director of the Company
		June 1992	Senior Managing Director and Representative Director of the Company
		June 1997	Executive Vice President and Representative Director of the Company
		June 1999	President and Representative Director of the Company [to present]
		June 2003	President (Executive Officer) of the Company
		June 2005	Chief Executive Officer (CEO) of the Company [to present]
(Representative Director of Kyocera Leasing Co., Ltd.)
		(Representative Director of Kyocera International Co., Ltd.)		4,095
(Representative Director of Kyocera Communication Systems Co., Ltd.)
(Representative Director of Kyocera ELCO Corporation)
(Representative Director of Kyocera Optec Co., Ltd.)
(Representative Director of Kyocera SLC Technologies Corporation)
(Representative Director of Kyocera Display Institute Co., Ltd.)
(Representative Director of Japan Medical Material Corporation)
(Chairman of Shanghai Kyocera Electronics Co., Ltd.)
(Chairman of Dongguan Shilong Kyocera Optics Co., Ltd.)
(Chairman of Kyocera Zhenhua Communication Equipment Co., Ltd.)
(Chairman of Kyocera Mita Office Equipment
(Dongguan) Co., Ltd.)
(Chairman of Kyocera (Tianjin) Sales & Trading Corporation)
(Chairman of Kyocera (Tianjin) Solar Energy Co., Ltd.)

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No	Name (date of birth)	Brief Personal History (including representation of other companies)		Shares of the Company Owned byCandidate
3	Masahiro Umemura (Aug. 8, 1943)	Mar. 1966	Joined the Company
		June 1991	Director of the Company
		June 1993	Managing Director of the Company
		June 1997	Senior Managing Director and Representative Director of the Company
		June 1999	Executive Vice President and Representative Director of the Company	5,000
		June 2003	Representative Director of the Company [to present] Executive Vice President (Executive Officer) of the Company
		June 2005	Chief Financial Officer of the Company [to present]
(Chairman of Shanghai Kyocera Realty Development Co., Ltd.)
(Chairman of Shanghai Kyocera Trading Co., Ltd.)
4	Michihisa Yamamoto (Nov. 13, 1942)	Mar. 1970	Joined the Company	9,232
		June 1987	Director of the Company
		June 1989	Managing Director of the Company
		June 1992	Senior Managing Director and Representative Director of the Company
		June 1999	Executive Vice President and Representative Director of the Company
		June 2003	Representative Director of the Company [to present] Executive Vice President (Executive Officer) of the Company
(Representative Director of Kyocera Optec Co., Ltd.)
5	Yuzo Yamamura (Dec. 4, 1941)	Mar. 1965	Joined the Company	82,000
		June 1987	Director of the Company
		Dec. 1992	President and Representative Director of Kyocera ELCO Corporation [to present]
		June 1993	Retired from the office of Director of the Company
		June 1995	Senior Managing Director and Representative Director of the Company
		June 1999	Retired from the office of Director of the Company
		June 2003	Director of the Company [to present]
(Representative Director of Kyocera ELCO Corporation)
6	Naoyuki Morita (Apr. 8, 1942)	Mar. 1967	Joined the Company	5,600
		June 1987	Director of the Company
		June 1989	Managing Director of the Company
		June 1995	Senior Managing Director and Representative Director of the Company
		Sept. 1995	President and Representative Director of Kyocera Communication Systems Co., Ltd. [to present]
		June 1999	Retired from the office of Director of the Company
		June 2003	Director of the Company [to present]
(Representative Director of Kyocera Communication Systems Co., Ltd.)
(Representative Director of Medical Data Co., Ltd.)
(Representative Director of Couei Corporation)
(Representative Director of SystemLand Inc.)

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No	Name (date of birth)	Brief Personal History (including representation of other companies)		Shares of the Company Owned by Candidate
		May 1969	Joined Cybernet Electronics Corporation
		June 1989	Director of the Company
		Oct. 1998	Trustee of Mita Industrial Co., Ltd. (Current name: Kyocera Mita Corporation)
7	Koji Seki	June 1999	Managing Director of the Company	4,318
	(Dec. 8, 1937)	Jan. 2000	President and Representative Director of Kyocera Mita Corporation
		June 2001	Retired from the office of Director of the Company
		June 2003	Director of the Company [to present]
		June 2004	Chairman and Representative Director of Kyocera Mita Corporation [to present]
(Representative Director of Kyocera Mita Corporation)
(Representative Director of Kyocera Mita Japan Corporation)
		Mar. 1967	Joined the Company	3,100
		June 1991	Director of the Company
		June 1995	Managing Director of the Company
		June 1997	Senior Managing Director and Representative Director of the Company
8	Noboru Nakamura	June 1999	Executive Vice President and Representative Director of the Company
	(Oct. 6, 1944)	Aug. 2002	Executive Vice President and Representative Director of Kyocera Chemical Corporation [to present]
		June 2003	Director of the Company [to present]
(Representative Director of Kyocera Chemical Corporation)
		Mar. 1967	Joined the Company
		June 1993	Director of the Company
		June 1997	Managing Director of the Company
9	Isao Kishimoto	June 2001	Senior Managing Director of the Company	4,100
	(Nov. 30, 1943)	June 2002	President and Representative Director of Kinseki, Limited (Current name: Kyocera Kinseki Corporation) [to present]
		June 2003	Director of the Company [to present]
(Representative Director of Kyocera Kinseki Corporation)
(Representative Director of Kyocera Kinseki Hokkaido Corporation)
(Representative Director of Kyocera Kinseki Yamagata Corporation)
(Representative Director of Kyocera Kinseki Chiba Corporation)

9

No	Name (date of birth)	Brief Personal History (including representation of other companies)		Shares of the Company Owned by Candidate
		Mar. 1969	Joined the Company	3,171
		June 1991	Director of the Company [to present]
		Apr. 2000	General Manager of Communication Systems Group of the Company
10	Hisao Hisaki (July 2, 1946)	Aug. 2002	General Manager of Corporate Communication Systems Sales Division of the Company
		June 2003	Managing Executive Officer of the Company
		July 2003	Executive Vice President of Kyocera (Tianjin) Sales & Trading Corporation
		Apr. 2005	President of Kyocera (Tianjin) Sales & Trading Corporation [to present]
(President of Kyocera (Tianjin) Sales & Trading Corporation)
		Sept. 1979	Joined Kyocera International, Inc.	(3,478 ADR	)
		Jan. 1987	President and Director of the above company [to present]
11	Rodney N. Lanthorne	June 1989	Director of the Company
	(Feb. 5, 1945)	Mar. 1990	Managing Director of the Company
		June 1999	Senior Managing Director and Representative Director of the Company
		June 2003	Director of the Company [to present]
(President and Director of Kyocera International, Inc.)
		Jan. 1981	Joined AVX Corporation	(16,195 ADR	)
		June 1995	Director of the Company
		July 1997	Director, President and Chief Operating Officer of (COO) AVX Corporation
12	John S. Gilbertson	June 1999	Managing Director of the Company
	(Dec. 4, 1943)	July 2001	Director, President and Chief Executive Officer (CEO) of AVX Corporation [to present]
		June 2003	Director of the Company [to present]
(Director, President and Chief Executive Officer (CEO) of AVX Corporation)
		Mar. 1973	Joined the Company	1,000
		July 1999	Manager of Cutting Tool Division of Corporate Consumer Products Group of the Company
		June 2001	Director of the Company
13	Makoto Kawamura (Aug. 13, 1949)	Aug. 2002	General Manager of Corporate Cutting Tool Division of the Company [to present]
		June 2003	Retired from the office of Director of the Company
Managing Executive Officer of the Company
		June 2005	Chief Operating Officer (COO) of the Company [to present]
(Representative Director of Kyocera Precision Tools Korea Co., Ltd.)

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(Notes)

1.	Mr. Kensuke Itoh is a Representative Director of Kyoto Purple Sanga Co., Ltd., with which the Company engages in transactions.

2.	Mr. Yasuo Nishiguchi is a Representative Director of Kyocera Communication Systems Co., Ltd. and Japan Medical Material Corporation, and the Chairman of Shanghai Kyocera Electronics Co., Ltd., Dongguan Shilong Kyocera Optics Co., Ltd. Kyocera Zhenhua Communication Equipment Co., Ltd., Kyocera (Tianjin) Sales & Trading Corporation and Kyocera (Tianjin) Solar Energy Co., Ltd., with which the Company engages in transactions.

3.	Mr. Naoyuki Morita is a Representative Director of Kyocera Communication Systems Co., Ltd., with which the Company engages in transactions.

4.	Mr. Hisao Hisaki is a President of Kyocera (Tianjin) Sales & Trading Corporation, with which the Company engages in transactions.

5.	Mr. John S. Gilbertson is a Director and the President and Chief Executive Officer (CEO) of AVX Corporation, with which the Company engages in transactions.

6.	Candidates who beneficially own Ordinary Shares of the Company by way of American Depositary Shares (ADR) are as follows:

Rodney N. Lanthorne	3,478 Ordinary shares (3,478 ADR)

John S. Gilbertson	16,195 Ordinary shares (16,195 ADR)

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Agendum No. 4:	Election of Two (2) Corporate Auditors

The term of office of a Corporate Auditor, Mr. Atsushi Mori, will expire at the close of this Ordinary General Meeting of Shareholders. It is proposed to elect two (2) Corporate Auditors to increase one (1) Corporate Auditor in order to further enhance auditing system of the Company.

With respect to this Agendum, consent from the Board of Corporate Auditors has been obtained.

The candidates for Corporate Auditors are as follows:

No	Name (date of birth)	Brief Personal History (including representation of other companies)		Shares of the Company Owned by Candidate
1	Yoshihiko Nishikawa (Sept. 11, 1945)	Mar. 1970	Joined the Company	shares
		Dec. 1993	Deputy General Manager of Semiconductor Parts Group of the Company
		June 1995	Director of the Company
		June 1998	Deputy General Manager of Organic Material Components Group of the Company
		Oct. 1999	Deputy General Manager of Semiconductor Parts Group of the Company	2,102
		Sep. 2000	Deputy General Manager of Legal Affairs Group of the Company
		June 2003	Retired from the office of Director of the Company Senior Executive Officer of the Company [to present] General Manager of Corporate Legal and Intellectual Property Division of the Company
		July 2004	General Manager of Corporate R&D Division for Components and Devices of the Company [to present]

2	Shigekazu Tamura (Feb. 18, 1950)	Apr. 1975	Joined the Osaka Regional Taxation Bureau
		Sep. 1979	Registered as certified public accountant and tax accountant [to present] Established Tamura CPA Office [to present]	0
(Representative Director of Management Station Kyoto Co., Ltd.)

(Note)	Mr. Shigekazu Tamura is a candidate for outside Corporate Auditor as required under paragraph 1, Article 18 of the Law regarding Exceptional Rules of the Commercial Code of Japan concerning Auditing, etc. of Kabushiki-Kaisha.

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Agendum No. 5:	Payment of Retirement Allowance to a Retiring Director

Mr. Kazuo Inamori will retire from the office of Director upon expiration of his term at the close of this Ordinary General Meeting of Shareholders. The Company proposes to pay retirement allowance to the Director for his service rendered during his term in office, in amount which is reasonable and in accordance with the standards prescribed by the Company.

It is also proposed that the particular amount, timing and method of payment of such allowance be determined through discussion at the meeting of the Board of Directors.

The brief personal history of the retiring Director is stated below:

Name	Brief Personal History
	Apr. 1959	Established the Company Director of the Company
	May 1962	Managing Director of the Company
	May 1964	Senior Managing Director of the Company
Kazuo Inamori	May 1966	President and Representative Director of the Company
	June 1985	Chairman and Representative Director of the Company
	June 1992	Chairman of the Board of Directors of the Company
	June 1997	Chairman Emeritus of the Board of Directors of the Company [to present]

Agendum No. 6:	Payment of Retirement Allowances to a Retiring Corporate Auditor

Mr. Atsushi Mori will retire from the office of Corporate Auditor upon expiration of his term at the close of this Ordinary General Meeting of Shareholders. The Company proposes to pay retirement allowance to the Corporate Auditor for his service rendered during his term in office, in amount which is reasonable and in accordance with the standards prescribed by the Company.

It is also proposed that the particular amount, timing and method of payment of such allowance be determined through discussion among the Corporate Auditors.

The brief personal history of the retiring Corporate Auditor is stated below:

Name	Brief Personal History
Atsushi Mori	June 2002	Full-time Corporate Auditor of the Company [to present]

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Agendum No. 7:	Revision of the Amount of Remuneration to Directors

Aggregate remuneration to the Directors of the Company in the amount of no more than 55 million yen per month was approved at the 37th General Meeting of Shareholders of the Company held on June 27, 1991. Taking into consideration the reduction in the number of the Directors resulting from introduction of the executive officer system, which took place thereafter, and subject to the condition that the proposal set out in Agendum No. 2 to reduce the stated number of the Director provided for in the Articles of Incorporation to twenty (20) is approved, it is proposed that aggregate remuneration to Directors of the Company be reduced to no more than 30 million yen per month.

It should be noted that the above mentioned remuneration to the Directors shall not include salaries for services as employees or Executive Officers, in the event that any certain Directors also serve simultaneously as employees or Executive Officers.

If Agendum 3 is approved as proposed, the number of Directors of the Company shall become thirteen (13).

Agendum No. 8:	Issuance of Stock Acquisition Rights for Granting Stock Options

The Company requests the shareholders to approve the issuance of stock acquisition rights to Directors, Corporate Auditors, Executive Officers and employees of the Company and its subsidiaries pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan in order to grant them stock options.

1.	Reason for the Issuance of Stock Acquisition Rights with Specially Favorable Conditions to Parties other than Shareholders

The issuance of stock acquisition rights without any consideration is intended to enable the grant of stock options (i) to Directors, Executive Officers and employees of the Company and its subsidiaries, in order to enhance the incentive to participate in the management of group companies, to facilitate improvement in the performance of the Company, and to provide increased incentive for contribution thereto and (ii) to Corporate Auditors of the Company and its subsidiaries in order to enhance moral when conducting audits and with the objective of achieving healthy management of group companies.

2.	Outline of Issuance of Stock Acquisition Rights

(1)	Parties to whom stock acquisition rights will be allocated

Persons approved by the Board of Directors of the Company from among the Directors, Corporate Auditors, Executive Officers and employees of the Company and its subsidiaries.

(2)	Kind and number of shares to be issued upon exercise of stock acquisition rights

Up to 1,500,000 shares of Common Stock of the Company Provided that when the Company makes stock split or stock consolidations, adjustment shall be made in accordance with the following formula. Such adjustment shall be made only with respect to the number of shares to be issued upon exercise of the stock acquisition rights not yet exercised at the time of such adjustment and any number of shares less than one share resulting from such adjustment shall be disregarded.

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Number of shares after adjustment	=	Number of shares before adjustment	x	Split ratio (or consolidation ratio)

When certain event happens which requires adjustment of the number of shares to be issued upon exercise, including the merger and corporate split, the number of shares to be issued upon exercise shall be reasonably adjusted taking into consideration of the terms and conditions of such merger and corporate split.

(3)	Number of stock acquisition rights to be issued

Up to 15,000 (one stock acquisition right will entitle the holder thereof to acquire 100 shares) provided that when adjustment set out in (2) above is made, such number shall be also adjusted accordingly.

(4)	Issue price of stock acquisition rights

Nil

(5)	Amount to be paid in upon exercise of stock acquisition rights

The amount to be paid in upon exercise of each stock acquisition right shall be the amount of the acquisition price per share (the “Exercise Price”) multiplied by the number of shares to be issued upon exercise of each stock acquisition right, as provided for in (3) above.

The Exercise Price shall be the average of the closing price of the shares of the Common Stock of the Company at the Tokyo Stock Exchange (regular way) on each day (excluding any day on which there is no closing price of the shares of the Company) during the month immediately preceding the month in which the stock acquisition rights are issued, multiplied by 1.1 and rounded up to the nearest one (1) yen; provided, however, that in the event such amount is less than the closing price of the shares of Common Stock of the Company on the day of issuance of the stock acquisition rights (if there is no closing price on such day, on the day immediately preceding such day), the Exercise Price shall be the closing price on the day of issuance of the stock acquisition rights.

Provided that when the Company makes stock split or stock consolidations after issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1 Split ratio (or consolidation ratio)

Provided, further, that in the event of any issuance by the Company of new shares or any disposition of its own shares of Common Stock at a price less than the market price thereof (excluding issuance or disposition as a result of exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	Number of shares in issued	+	Increase in number of shares as a result of new issue	x	Issue price per share
Market price per share prior to new issue
				Number of shares in issue		+	Increase in number of shares as a result of new issue

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(6)	Exercise period for stock acquisition rights

From October 1, 2005 to September 30, 2008

(7)	Conditions for exercise of stock acquisition rights

(i)	In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof at the time of exercise.

(ii)	In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii)	Upon approval by the Bonus Committee of the Company, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)	Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

(8)	Cancellation of stock acquisition rights and conditions thereof

(i)	In the event that stock acquisition rights cease to be exercisable due to failure by Acquisition Rights Holder or heir thereof to satisfy conditions set forth in (7) above prior to exercise thereof, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(ii)	When a resolution was adopted at the General Shareholders Meeting of the Company to approve the merger agreement pursuant to which the Company is merged, or when a resolution at the General Shareholders Meeting of the Company to approve the stock swap agreement or stock transfer pursuant to which the Company will become a wholly owned subsidiary, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(iii)	When the Acquisition Rights Holder or heir thereof waives all or part of such stock acquisition rights, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(iv)	In addition to the above, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(9)	Restriction on transfer of the stock acquisition rights

Transfer of stock acquisition rights shall be subject to approval at the meeting of the Board of Directors of the Company.

16

THE NEW VALUE FRONTIER

KYOCERA

Securities Code in Japan: 6971

FINANCIAL REPORT

for the year ended March 31, 2005

(From April 1, 2004 to March 31, 2005)

(Translation of Japanese material circulated to shareholders in Japan)

KYOCERA Corporation

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably, respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with nature and society.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of abundance and peace.

Kyocera was built upon a unique foundation: the human spirit

When I founded Kyocera, I didn’t have sufficient funding, let alone decent facilities or equipment. However, I was fortunate enough to have associates with whom I felt a spiritual bond. We shared every joy and pain, just like a family. I therefore decided to run this company with faith in the human spirit. The human spirit is said to be easily changed. Yet, when a deep sense of trust exists, I have found that there is nothing stronger or more reliable than our spiritual ties.

Today, this faith is the human spirit forms the very heart of Kyocera.

Greetings

We hope this message finds all of our shareholders well.

We would like to take this opportunity to extend our greetings to you before providing you with the Financial Report for the year ended March 31, 2005.

Kyocera Group is promoting “High-Value-Added Diversification” aiming to be “a Creative Company that Continues to Grow in the 21st Century.” Each operating segment pursues synergistic effects within the Group and establishes a highly profitable business to maximize the value of the Group for the shareholders. To promote this consolidated management, Kyocera Corporation introduced a new executive officer system as from June 1, 2005 and appointed a Chief Executive Officer (CEO), a Chief Financial Officer (CFO) and a Chief Operating Officer (COO). Kyocera Corporation also introduced a “Corporate Business Group System” to enhance its consolidated management structure and to make management responsibility clear. Under these new systems, Kyocera Group will pursue improved Group performance into the future.

Kyocera Corporation also changed its traditional dividend policy, which emphasized stable payment of dividends. The new dividend policy calls for proposal of dividend amounts based on management’s overall judgment, taking into consideration the amount of capital expenditures necessary for the growth of Kyocera Group in the mid to long term and in closer linkage with the consolidated performance of the Group. We continue to affirm that the most important challenge for its management is to maximize return of profits to shareholders in order to meet shareholder expectations.

We will very much appreciate the ongoing support of our shareholders for the efforts of Kyocera Group.

Accompanying Materials for the 51st Ordinary General Meeting of Shareholders

Business Report (From April 1, 2004 to March 31, 2005)

1. BUSINESS OUTLINE

(1)	Business Developments and Results of Kyocera Corporation and its Consolidated Subsidiaries

In the year ended March 31, 2005 (fiscal 2005), although production activities expanded in the manufacturing sector in the first half of fiscal 2005, they declined markedly from the start of the second half, especially for electronics equipment. This led to a slump in exports and ensuing deceleration in the Japanese economy. Overseas, despite a slowdown in the European economy, the U.S. economy showed steady recovery supported by solid personal consumption and expansion of capital expenditures, while the Asian economy continued to show strong growth, particularly in China.

With respect to the businesses of Kyocera Group, declining demand for mobile phone handsets, computer equipment and digital consumer products forced customers to conduct production adjustments in the second half of fiscal 2005, which resulted in a decline in orders to Kyocera Group. Coupled with this, component prices continued to decline, as did the sales prices of telecommunications equipment and information equipment. Consequently, both the components business and the equipment business were faced with a difficult business environment.

Sales in the Fine Ceramics Group and the Electronic Device Group increased in the first half of fiscal 2005, supported by burgeoning component demand. Conversely, sales in the Equipment Group decreased as compared with fiscal 2004 mainly due to sluggish sales of mobile phone handsets in the Kyocera Group’s core markets, the United States and Japan. As a result, consolidated net sales of Kyocera Corporation and its consolidated subsidiaries for fiscal 2005 increased by 3.5% from fiscal 2004 to ¥1,180,655 million.

Due to a one-time charge in the amount of approximately ¥11.7 billion, including charge related to structural reforms in the telecommunications equipment and optical instruments businesses aimed at improving profitability in the future, and to the absence of gains recorded in fiscal 2004 in the amounts of ¥18.9 billion due to settlement of a substitutional portion of the benefit obligations related to employees pension fund at Kyocera Corporation and a subsidiary and ¥6.0 billion in connection with withdrawal from the employees pension fund by a subsidiary, consolidated profit from operations decreased by 7.3% compared with fiscal 2004 to 100,968 million and consolidated income before income taxes decreased by 6.5% compared with fiscal 2004 to ¥107,530 million. Consolidated net income decreased by 32.6% compared with fiscal 2004 to ¥45,908 million due to additional tax in the amount of approximately ¥12.7 billion resulting from a notice of tax assessment from the National Tax Bureau in connection with transfer pricing adjustments relating to the transfers of products between Kyocera Corporation and its overseas subsidiaries for the five years from fiscal 1999 through fiscal 2003.

Note: Photographs and graphs in the Business Report are for reference only.

HIGHLIGHTS OF CONSOLIDATED RESULTS

Net sales (Yen in millions)
2002 1,034,574
2003 1,069,770
2004 1,140,814
2005 1,180,655

Net income (Yen in millions)
2002 31,953
2003 41,165
2004 68,086
2005 45,908

Profit from operations (Yen in millions)
2002 51,561
2003 83,388
2004 108,962
2005 100,968

Capital expenditures (Yen in millions)
2002 54,631
2003 40,614
2004 54,937
2005 63,176

Income before income taxes (Yen in millions)
2002 55,398
2003 76,037
2004 115,040
2005 107,530

Depreciation (Yen in millions)
2002 76,252
2003 64,988
2004 60,861
2005 58,790

[Performance by Operating Segments]

(1) Fine Ceramics Group

•	Net sales increased by 15.5% compared with fiscal 2004 to ¥295,383 million.

•	Operating profit increased by 48.4% compared with fiscal 2004 to ¥46,214 million.

•	Sales of solar modules and solar power generation systems increased significantly, especially in Europe and Japan, while sales of cutting tools, primarily for the automotive industry, were also strong. Demand was brisk for fine ceramic parts, notably components for semiconductor fabrication equipment and LCD fabrication equipment, and sapphire substrates for LEDs (Light-Emitting Diodes). In semiconductor parts, sales of ceramic packages and organic packages for mobile phone handsets and digital consumer products grew substantially.

•	Operating profit in this segment increased dramatically compared with fiscal 2004 due to the positive effects of the sales increase and improved productivity in each business division, particularly semiconductor parts, solar power generation systems and cutting tools.

(2) Electronic Device Group

•	Net sales increased by 2.4% compared with fiscal 2004 to ¥262,997 million.

•	Operating profit increased by 601.5% compared with fiscal 2004 to ¥35,406 million.

•	Sales of thermal printheads for digital photo printers and LCDs for mobile phone handsets and industrial equipment increased. Sales of Kyocera Kinseki Corporation, which became a wholly-owned subsidiary of Kyocera Corporation in fiscal 2004, contributed fully to total sales in this segment from the start of fiscal 2005.

•	Operating profit in this segment improved remarkably from fiscal 2004 due to the positive effects of structural reforms implemented to enhance productivity and to the absence of restructuring costs at AVX Corporation, a U.S. subsidiary, recorded in fiscal 2004.

(3) Equipment Group

•	Net sales decreased by 3.4% compared with fiscal 2004 to ¥527,379 million.

•	Operating profit decreased by 81.2% compared with fiscal 2004 to ¥5,883 million.

•	Sales of information equipment increased compared with fiscal 2004 due to expanded sale of mid- and high-speed digital multifunction products and the sales contribution of new models such as low- and mid-speed models. Sales of optical instruments also increased due to contributions of optical camera modules, which was more than enough to offset a substantial decline in sales of digital cameras due to the implementation of structural reforms. In contrast, sales of telecommunications equipment were forced down due to intensifying price competition for mobile phone handsets and PHS-related products in Japan and overseas, and to the negative impact of inventory adjustments for PHS-related products in China. As a result, overall sales in this segment decreased compared with fiscal 2004.

•	Profit from information equipment grew strongly due to increased sales of high-value-added products, while profit from telecommunications equipment decreased due to lower sales. Profit from optical instruments business substantially decreased due to price erosion in digital cameras and to the recording of costs of structural reforms. As a result, operating profit in this segment decreased considerably.

(4) Others

•	Net sales increased by 17.4% compared with fiscal 2004 to ¥118,040 million.

•	Operating profit increased by 34.5% compared with fiscal 2004 to ¥13,019 million.

•	Net sales and operating profit in this segment increased due mainly to strong performance by Kyocera Chemical Corporation, especially in its business related to flexible printed circuit boards, molds for the automotive industry and epoxy casting resin, and to favorable performance of Kyocera Communication Systems Co., Ltd., especially in its telecommunications engineering and data center businesses.

[Operating Highlights]

Kyocera Group aims to achieve high profitability, to keep competitive advantages, and to grow businesses by cultivating new markets through our advanced technologies, both in our components business and equipment business. The following are highlights of management activities undertaken in fiscal 2005 to strengthen our competitiveness by pursuing synergistic effects within Kyocera Group in growing markets where future business opportunities are strongly expected.

1)	Kinseki, Ltd., a wholly-owned subsidiary, and Kyocera Corporation re-organized their operations related to crystal components on April 1, 2004 through a corporate split. The marketing division of Kinseki Ltd. was merged into the marketing division of the Electronic Components of Kyocera Corporation, and the manufacturing division for crystal related components of Kyocera Corporation was transferred to Kinseki Ltd. At the same time, Kinseki Ltd. changed its name to Kyocera Kinseki Corporation.

2)	On April 1, 2004, Kyocera Group integrated its organic material components business into Kyocera SLC Technologies Corporation (KST), a wholly owned subsidiary, through a corporate split. Management resources relating to the organic material components business were concentrated in KST to enhance synergistic effects within Kyocera Group and to expand business under the enhanced management resources.

3)	On June 21, 2004, the Carlyle Group (Carlyle), Kyocera Corporation, KDDI Corporation (KDDI) and DDI Pocket, Inc. (DDI Pocket) reached an agreement that a consortium of Kyocera Corporation and Carlyle would acquire the business of DDI Pocket, a subsidiary of KDDI. Pursuant to such agreement, Kyocera Corporation acquired 30% of the shares of the company that succeeded to DDI Pocket’s business, the name of which was changed in February 2005 to “WILLCOM, Inc.” In cooperation with WILLCOM, Inc, Kyocera Group will endeavor to expand sales in its PHS related business by cultivating new markets in Japan, as well as overseas.

4)	Kyocera Corporation and Kobe Steel, Ltd. established “Japan Medical Materials Corporation” (JMM) on September 1, 2004 by merging the medical materials businesses of both companies, spun off through corporate splits, and the new entity commenced operations the same day. JMM will benefit from integration of the specialized expertise of both companies in processing technologies, while maximizing synergies by integrating development, production and marketing divisions. JMM will also seek to expand its business worldwide, as a dedicated manufacturer of medical materials.

5)	On December 17, 2004, Kyocera Corporation resolved to transfer its domestic sales division for solar energy products (which handles sales of solar power generation systems for use by domestic public sector industries) by means of a corporate split to Kyocera Solar Corporation, a subsidiary of Kyocera Corporation, in April 2005. The aim of this move is to expand sales of solar-related products to domestic public sector industries.

6)	Kyocera Corporation made a decision during fiscal 2005 to reorganize its optical instruments business. In line with this resolution, Kyocera Corporation will downsize the camera business and concentrate management resources into the optical component business with the objective of raising profitability.

(2)	Capital Expenditures by Kyocera Corporation and its Consolidated Subsidiaries

Capital expenditures for fiscal 2005 totaled ¥63,176 million, an increase of ¥8,239 million, or 15.0% compared with fiscal 2004. The main focus was on construction of production lines for new products and streamlining of production processes to improve productivity in the Fine Ceramics Group, Electronic Device Group and Equipment Group.

All capital requirements for fiscal 2005 were financed from internal funds. Kyocera Corporation did not undertake any financings through issuance of bonds or notes.

(3)	Financing Status of Kyocera Corporation and its Consolidated Subsidiaries

Not applicable.

(4)	Management Challenges of Kyocera Corporation and its Consolidated Subsidiaries

In respect of the economic situation and business environment for the year ending March 31, 2006 (fiscal 2006), there are fears that the sharp rise in oil prices will have a profoundly negative effect on the world economy. Overseas, despite concerns over a slowdown in the European economy, both the Asian and U.S. economies are expected to continue expanding steadily. Although exchange rate trends against the Euro and U.S. dollar remain uncertain, moderate expansion is predicted for the Japanese economy. A gradual recovery is expected in production activities in the electronics industry in the first half, and a full-scale recovery from the second half of fiscal 2006. In the telecommunications and information equipment market, shipment volume of mobile phone handsets is forecast to increase steadily due to the rising popularity of high-performance handsets and the proliferation of low-priced handsets in newly developed markets. Meanwhile, stable growth is expected to continue in the markets for PCs and digital cameras. Shipment volume of DVD recorders and digital TVs is predicted to increase significantly. Global expansion of the alternative energy market, which includes solar energy, is also expected to continue.

Kyocera Group aims to improve profitability in this business environment by promoting its group-wide management policy of “High-Value-Added Diversification” to become “a Creative Company that Continues to Grow in the 21st Century.” For such purpose, in fiscal 2006, Kyocera Group will conduct new structural reforms in addition to the management measures undertaken previously, to further improve its performance.

By making the components and equipment businesses highly profitable, Kyocera Group seeks to achieve the target of a pre-tax profit ratio of over 15% in the medium to long term. Specific business developments aimed at accomplishing the aforementioned goals are as follows.

1)	Enhance Profitability of Equipment Group

Kyocera Group intends to improve performance in the telecommunications equipment business and optical instruments business, which was sluggish in fiscal 2005.

(i)	In the mobile phone handset business, Kyocera Group will implement additional structural reforms at Kyocera Wireless Corp. to improve its profitability. With regard to PHS-related products, Kyocera Group will strive for business expansion through the introduction of next-generation base stations and handsets in line with the commencement of new high-speed data communication services in Japan. In addition to cultivating new markets and launching more cost-competitive products overseas, Kyocera Group will also strive to capture new customers for its high-speed wireless internet systems.

(ii)	Kyocera Group seeks to improve profitability in the optical instruments business by maximizing the positive effects of structural reforms implemented in fiscal 2005. Other initiatives aim at improving profitability in this business through expansion of business for optical components, especially optical modules for mobile phone handsets, as well as increasing productivity at production sites in China.

2)	Improve Profitability of Components Business

Kyocera Group will aggressively pursue improvements in productivity through production process reforms implemented to date. In fiscal 2006, Kyocera Group will seek to strengthen and entrench a business basis that will drive business development in the future. Specifically, investment will be made strategically and aggressively into businesses focused on solar energy products, ceramic components for semiconductor and LCD fabrication equipment, organic packages and cutting tools to further improve profitability.

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(5)	Trend of Performance and Assets of Kyocera Corporation and its Consolidated Subsidiaries

Trend of performance and assets of Kyocera Corporation and its consolidated subsidiaries

		2002 (4/1/01 -3/31/02)	2003 (4/1/02 - 3/31/03)	2004 (4/1/03 - 3/31/04)	2005 (4/1/04 - 3/31/05)
Net sales	(yen in millions)	1,034,574	1,069,770	1,140,814	1,180,655
Income before income taxes	(yen in millions)	55,398	76,037	115,040	107,530
Net income	(yen in millions)	31,953	41,165	68,086	45,908
Basic earnings per share	(yen)	169.02	220.91	364.79	244.86
Total assets	(yen in millions)	1,645,458	1,635,014	1,794,758	1,745,519
Net assets	(yen in millions)	1,036,185	1,000,207	1,150,453	1,174,851
Net assets per share	(yen)	5,481.26	5,407.57	6,136.26	6,266.50

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

2.	Basic earnings per share is calculated using the average number of shares in issue during each respective fiscal period, and net assets per share is calculated using the number of shares in issue at the end of each respective fiscal period.

3.	In fiscal 2002, a sales increase of the information equipment business, which had successfully launched new products, was not enough to offset sales decreases due to sluggish demand for electronic components for mobile phone handsets and computer related products as well as parts and components for fiber optic communications, resulting from the downturn in IT related industries. Consolidated net income decreased compared with fiscal 2001 due to decreased demand in the components businesses and price declines and due to the absence of profit recorded in fiscal 2001 from an increased equity interest in an affiliate company.

4.	In fiscal 2003, consolidated net sales increased compared with fiscal 2002 due to increased sales in the equipment business, including sales of telecommunications equipment and information equipment. Consolidated net income increased due to such sales increase and to a reduction in business restructuring costs in overseas subsidiaries, although there were some losses as a result of devaluation of investment securities.

5.	In fiscal 2004, consolidated net sales increased compared with fiscal 2003 because of steady growth in sales by the component related businesses of fine ceramic products and electronic devices, supported by an increase in demand in the electronics industries. Net income increased, in spite of negative aspects such as a write down of inventories at a United States subsidiary, mainly due to an increase in profits from the information equipment business, including digital multifunction peripherals, and fine ceramic related businesses, and due to settlement gains of a substitutional portion of the benefit obligations related to employees pension fund.

6.	Performance for fiscal 2005 is as described in “(1) Business Developments and Results of Kyocera Corporation and its Consolidated Subsidiaries” above.

Trend of performance and assets of Kyocera Corporation (Non-consolidated)

		2002 (4/1/01 -3/31/02)	2003 (4/1/02 -3/31/03)	2004 (4/1/03 -3/31/04)	2005 (4/1/04 -3/31/05)
Net sales	(yen in millions)	499,264	482,834	494,035	493,271
Recurring profit	(yen in millions)	56,412	54,685	61,788	66,434
Net income	(yen in millions)	34,475	27,923	60,663	34,327
Earnings per share	(yen)	182.36	149.45	324.70	182.77
Total assets	(yen in millions)	1,110,951	1,094,672	1,241,012	1,232,069
Net assets	(yen in millions)	879,434	865,147	1,029,738	1,036,744
Net assets per share	(yen)	4,652.07	4,676.97	5,492.08	5,529.54

Notes:

1.	Earnings per share is calculated using the average number of shares in issue during each respective fiscal period and net assets per share is calculated using the number of shares in issue at the end of each respective fiscal period.

2.	In fiscal 2002, sales decreased compared with fiscal 2001 due to sluggish demand for electronic components for mobile phone handsets, computer related products and fiber optic communications related products, resulting from the downturn in IT related industries. Net income increased due to the absence of a special expense recorded in fiscal 2001 in connection with one-time amortization of an unfunded retirement benefit obligation to the employees, which was more than enough to offset decreased order volume and a substantial decline in product prices in the components business.

3.	In fiscal 2003, net sales decreased compared with fiscal 2002 due mainly to transfer of Kyocera Corporation’s printer operation to Kyocera Mita Corporation, a subsidiary of Kyocera Corporation, partly offset by increased sales of components for mobile phone handsets and telecommunications equipment. Net income decreased due mainly to losses on devaluation of investment securities and an increase in deferred income tax expense as a result of the revaluation of deferred tax assets.

4.	In fiscal 2004, net sales increased compared with fiscal 2003 mainly due to increased demand for components for mobile phone handsets, digital consumer products and PC related equipment supported by expanding manufacturing of electronic equipment. Net income increased as a result of increased sales in the components businesses and successful restructuring efforts, as well as a settlement gain for a substitutional portion of the benefit obligations related to employees pension fund.

5.	In fiscal 2005, net sales decreased compared with fiscal 2004 due to sluggish sales in the equipment business despite an increase in sales of the component businesses such as the fine ceramic business and the electronic devices business, supported by burgeoning component demand from the electronics industry in the first half. Net income decreased due to an additional tax based on transfer pricing adjustments between Kyocera Corporation and its overseas subsidiaries.

2. COMPANY OVERVIEW

(1)	Principal Businesses of Kyocera Corporation and its Consolidated Subsidiaries (as of March 31, 2005)

Kyocera Group manufactures and sells a highly diversified range of products, including parts involving fine ceramic technologies and applied ceramic products, telecommunications equipment, information equipment and optical instruments, etc. The principal products are listed below:

Operating Segment	Principal Products and Businesses

(Fine Ceramic Parts)

Information & Telecommunication Components, Sapphire Substrates, Semiconductor Process Equipment Components, LCD Process Equipment Components, Automotive & ITS related Components, General Industrial Ceramics Components

(Semiconductor Parts)

Fine Ceramics Group

Ceramic Packages for Surface Mount Devices, Ceramic Multilayer Packages/Multilayer Substrates, Metallized Products, Optical Communication Ceramic Packages/Components, Organic Packages/Substrates

(Consumer Related Products)

Cutting Tools, Micro Drills, Residential & Industrial Photovoltaic Generating Systems, Solar Cells & Modules, Jewelry, Dental & Orthopedic Implants

Electronic Device Group	Ceramic Chip Capacitors, Tantalum Capacitors, Timing Devices (Temperature Compensated Crystal Oscillators (TCXO), Voltage Controlled Oscillators (VCO)), RF Module, Ceramic Resonators/Filters, Thermal Printheads, LED Printheads, Amorphous Silicon Drums, Liquid Crystal Displays, Connectors
(Telecommunications Equipment) CDMA Mobile Handsets, PDC Mobile Handsets, PHS Related Products (PHS Handsets, PHS Base Stations, Wireless Local Loop Systems, High Speed Wireless Data Transfer Systems)
Equipment Group

(Information Equipment)

ECOSYS Non-cartridge Printers, Copiers, Digital Network Multifunction Products

(Optical Instruments)

Digital Cameras, Single-lens Reflex Cameras, Compact Cameras, Camera Lenses, Optical Modules

Others	Chemical Materials for Electronic Components, Insulators, Resin Products, Telecommunications Network Systems Business, Computer Network System Business, IT Solutions Services, Consulting Business, Leasing Business, Hotel Business, Realty Develop Business, Insurance Agent and Travel Agent Business

(2) Business Combination

1. Material Subsidiaries (as of March 31, 2005)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)		Ownership by Kyocera Corporation (%)	Principal Business
KYOCERA COMMUNICATION SYSTEMS CO., LTD.		¥2,986	76.30	Support services for system operations and software rental service
KYOCERA ELCO CORPORATION		¥400	100.00	Manufacture and sale of electronic devices
KYOCERA LEASING CO., LTD.		¥8,575	100.00	Leasing service for various movable assets and financing service
KYOCERA MITA CORPORATION		¥12,000	100.00	Manufacture and sale of information equipment
KYOCERA CHEMICAL CORPORATION		¥10,172	100.00	Manufacture and sale of chemical materials for electronic components
KYOCERA KINSEKI CORPORATION		¥16,318	100.00	Manufacture and sale of electronic devices
KYOCERA INTERNATIONAL, INC.	US$	34,850	100.00	Investment and management service as holding company to subsidiaries in North America
AVX CORPORATION	US$	1,763	69.06	Manufacture and sale of electronic devices
SHANGHAI KYOCERA ELECTRONICS CO., LTD.		¥14,700	90.00	Manufacture and sale of fine ceramic-related products and electronic devices
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD	HK$	194,000	90.00	Manufacture and sale of optical instruments
KYOCERA ASIA PACIFIC PTE. LTD.	US$	105	100.00	Sale of fine ceramic-related product and electronic devices
UNIVERSAL OPTICAL INDUSTRIES, LTD.	HK$	500	*100.00	Manufacture and sale of optical instruments
KYOCERA FINECERAMICS GmbH	EURO	1,687	100.00	Sale of fine ceramic-related product and electronic devices

Note: “*” means that such ownership is indirect through wholly owned subsidiaries of Kyocera Corporation.

2. Developments and Results of Business Combination

Kyocera Group includes 165 consolidated subsidiaries and 16 companies accounted for by the equity method.

With respect to results of business combinations in fiscal 2005, please refer to the description in “1. BUSINESS OUTLINE (1) Business Developments and Results of Kyocera Corporation and its Consolidated Subsidiaries” above.

(3) Shares (as of March 31, 2005)

(i) Total number of shares authorized to be issued:	600,000,000	shares
(ii) Total number of shares issued:	191,309,290	shares
(iii) Number of shareholders:	85,356	shareholders
(iv) Major shareholders

Name of Shareholder	Holdings by Shareholders in Kyocera Corporation		Holdings by Kyocera Corporation in Shareholders
	Number of Shares Owned	Ownership	Number of Shares Owned	Ownership
	Thousand	%	Thousand	%
Japan Trustee Services Bank, Ltd. (Trust Account)	13,383	7.00	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,873	6.73	—	—
The Bank of Kyoto, Limited	7,218	3.77	7,980	2.40
Kazuo Inamori	6,806	3.56	—	—
State Street Bank and Trust Company 505103	4,849	2.53	—	—
The Inamori Foundation	4,680	2.45	—	—
UFJ Bank Limited	3,931	2.05	—	—
KI Enterprise Co., Ltd.	3,550	1.86	—	—
Barclays Bank PLC. Barclays Capital Securities	3,098	1.62	—	—
The Dai-ichi Mutual Life Insurance Company	2,748	1.44	—	—

Notes:

1.	Kyocera Corporation does not directly hold any shares of UFJ Bank Limited, however, it holds 7,000 shares of common stock (0.13%) of UFJ Holdings, Inc, which is the holding company of UFJ Bank Limited.

2.	Treasury stock of 3,828 thousand shares has been excluded in preparing the list of major shareholders because such treasury stock does not have voting rights.

(v)	Acquisition, disposition and holding by Kyocera Corporation of its own shares

1. Shares acquired:	Common stock 21,028 shares	Aggregate acquisition price ¥170 million
2. Shares disposed of:	Common stock 17,859 shares	Aggregate disposal price ¥146 million
3. Shares under procedures for less:	None
4. Shares held at the end of fiscal period:	Common stock 3,828,206 shares

(vi)	Stock Acquisition Rights

(1)	Stock Acquisition Rights currently issued

1.	Number of stock acquisition rights to be issued: 21,878

(One stock acquisition right will entitle the holder thereof to acquire 100 shares.)

2.	Kind and aggregate number of shares to be issued upon exercise of stock acquisition rights:

2,187,800 shares of Common Stock of Kyocera Corporation

3.	Issue price of stock acquisition rights: Nil

(2)	Stock Acquisition Rights with Specially Favorable Conditions to Parties other than Shareholders

(resolved at the Ordinary General Shareholders Meeting on June 25, 2004)

1.	Number of stock acquisition rights to be issued: 12,433

(One stock acquisition right will entitle the holder thereof to acquire 100 shares.)

2.	Kind and number of shares to be issued upon exercise of stock acquisition rights:

1,243,300 shares of Common Stock of Kyocera Corporation

3.	Issue price of stock acquisition rights: Nil

4.	Amount to be paid in upon exercise of stock acquisition rights: ¥8,725

5.	Exercise period for stock acquisition rights: From October 1, 2004 to September 30, 2008

6.	Conditions for exercise of stock acquisition rights:

(i)	In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)	In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of a stock acquisition rights the deceased could have exercised at the time of death.

(iii)	Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)	Other terms and conditions shall be provided for in “Agreement relating to the Allocation of Stock Acquisition Right” between Kyocera Corporation and each Acquisition Rights Holder.

7.	Cancellation of stock acquisition rights:

(i)	In the event that stock acquisition rights cease to be exercisable due to failure by Acquisition Rights Holder or heir thereof to satisfy conditions set forth above prior to exercise thereof, Kyocera Corporation shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(ii)	When a resolution was adopted at the General Shareholders Meeting of Kyocera Corporation to approve the merger agreement pursuant to which Kyocera Corporation is merged, or when a resolution at the General Shareholders Meeting of Kyocera Corporation to approve the stock swap agreement or stock transfer pursuant to which Kyocera Corporation will become a wholly owned subsidiary, Kyocera Corporation shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(iii)	When the Acquisition Rights Holder or heir thereof waives all or part of such stock acquisition rights, Kyocera Corporation shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(iv)	In addition to the above, Kyocera Corporation shall be entitled to cancel the stock acquisition rights without any consideration therefor.

8.	Specially favorable conditions

The stock acquisition rights were issued without consideration to Directors, Corporate Auditors, Executive Officers and employees of Kyocera Corporation and its subsidiaries.

9.	Names of the Acquisition Rights Holder and the number of Acquisition Rights to be made available to them

Directors of Kyocera Corporation

Name	Number
Kazuo Inamori	80
Kensuke Itoh	80
Yasuo Nishiguchi	80
Masahiro Umemura	60
Michihisa Yamamoto	60

Name	Number
Yuzo Yamamura	60
Naoyuki Morita	60
Koji Seki	60
Noboru Nakamura	60
Isao Kishimoto	55

Name	Number
Hisao Hisaki	50
Rodney N. Lanthorne	45
John S. Gilbertson	45

Corporate Auditors of Kyocera Corporation

Name	Number
Atsushi Mori	30

Name	Number
Yasuo Akashi	30

Employees of Kyocera Corporation, Directors, Corporate Auditors and employees of the subsidiaries (within the 10 highest tiers of seniority)

Name	Number	Notes
Isao Yukawa	40	Managing Executive Officer of Kyocera Corporation
Hisashi Sakumi	40	Managing Executive Officer of Kyocera Corporation
Hideki Ishida	40	Managing Executive Officer of Kyocera Corporation
Tsutomu Yamori	40	Managing Executive Officer of Kyocera Corporation
Eiichi Toriyama	40	Managing Executive Officer of Kyocera Corporation
Makoto Kawamura	40	Managing Executive Officer of Kyocera Corporation
Tatsumi Maeda	40	Managing Executive Officer of Kyocera Corporation
Akiyoshi Okamoto	30	Senior Executive Officer of Kyocera Corporation
Takashi Itoh	30	Senior Executive Officer of Kyocera Corporation
Yoshihiko Nishikawa	30	Senior Executive Officer of Kyocera Corporation

Note: Information in the “Notes” column shows the status of the stock acquisition rights holder as of September 1, 2004, the issue date of the Stock Acquisition Rights.

Directors or Corporate Auditors of subsidiaries who were issued stock acquisition rights, the number of which equaled or exceeded the lowest number issued to a Director or Corporate Auditor of Kyocera Corporation

Name	Number	Notes
Masahiro Inoue	40	President and Director of Kyocera Optec Co., Ltd.
Tetsuo Okada	30	President and Director of Kyocera Mita Corporation
Iwao Yamazaki	30	President and Director of Kyocera Chemical Corporation
Koji Mae	30	President and Director of Kyocera SLC Technologies Corporation

Note:	Information in the “Notes” column shows the status of the stock acquisition rights holder as of September 1, 2004, the issue date of the Stock Acquisition Rights.

Breakdown of stock acquisition rights allocated to employees of Kyocera Corporation, or Directors, Corporate Auditors or employees of subsidiaries

	Number of stock acquisition rights	Kind and aggregate number of shares to be issued upon exercise of stock acquisition rights		Number of persons to whom stock acquisition rights were allocated
Employees of Kyocera Corporation	6,550	Common Stock	655,000	977
Directors of the subsidiaries	1,487	Common Stock	148,700	119
Corporate Auditors of the subsidiaries	54	Common Stock	5,400	6
Employees of the subsidiaries	3,487	Common Stock	348,700	527

(4)	Employees of Kyocera Corporation and its Consolidated Subsidiaries (as of March 31, 2005)

Employees of Kyocera Corporation and its Consolidated Subsidiaries

Operating Segments	Number of Employees	Change from the End of Previous Fiscal Period
Fine Ceramics Group	14,558	Increase of 760
Electronic Device Group	21,091	Decrease of 1,552
Equipment Group	18,567	Increase of 1,208
Others	3,237	Increase of 179
Headquarters	1,106	Increase of 94
Total	58,559	Increase of 689

Note:	Number of employees shows regular employees who work on a full-time basis.

Employees of Kyocera Corporation (Non-consolidated)

Number of Employees	Change from the End of Previous Fiscal Period	Average Age	Average Years of Service
12,682	Decrease of 922	37.9	15.1

Notes:

1.	Number of employees shows regular employees who work on a full-time basis.

2.	The decrease in the number of employees mainly reflects transfer of employees to subsidiaries.

(5) Principal Offices and Plants, etc. (as of March 31, 2005)

Head office : 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto Japan

Domestic :
Kyocera Corporation
Hokkaido Kitami Plant
Fukushima Tanagura Plant
Nagano Okaya Plant
Mie Ise Plant
Shiga Gamo Plant
Shiga Yokaichi Plant
Kagoshima Sendai Plant
Kagoshima Kokubu Plant
Kagoshima Hayato Plant
Yokohama Office
R&D Center, Yokohama
R&D Center, Keihanna (Kyoto)
R&D Center, Kagoshima
KYOCERA SOLAR CORPORATION (Kyoto)
KYOCERA SLC TECHNOLOGIES CORPORATION (Shiga)
JAPAN MEDICAL MATERIALS CORPORATION (Osaka)
KYOCERA KINSEKI CORPORATION (Tokyo)
KYOCERA ELCO CORPORATION (Kanagawa)
KYOCERA DISPLAY INSTITUTE CO., LTD. (Shiga)
KYOCERA MITA CORPORATION (Osaka)
KYOCERA MITA JAPAN CORPORATION (Tokyo)
KYOCERA OPTEC CO., LTD. (Tokyo)
KYOCERA COMMUNICATION SYSTEMS CO., LTD. (Kyoto)
KYOCERA CHEMICAL CORPORATION (Saitama)
KYOCERA LEASING CO., LTD. (Tokyo)
KYOCERA REALTY DEVELOPMENT CO., LTD. (Tokyo)
HOTEL KYOCERA CO., LTD. (Kagoshima)
HOTEL PRINCESS KYOTO CO., LTD. (Kyoto)
KYOCERA INTERNATIONAL CO., LTD. (Kyoto)

Overseas :
KYOCERA INTERNATIONAL, INC. (U.S.A)
KYOCERA AMERICA, INC. (U.S.A)
KYOCERA INDUSTRIAL CERAMICS CORPORATION (U.S.A)
KYOCERA SOLAR, INC. (U.S.A)
KYOCERA TYCOM CORPORATION (U.S.A)
KYOCERA MEXICANA, S.A. DE C.V. (MEXICO)
KYOCERA ASIA PACIFIC PTE. LTD. (SINGAPORE)
SHANGHAI KYOCERA ELECTRONICS CO., LTD. (CHINA)
KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD. (CHINA)
KYOCERA PRECISION TOOLS KOREA CO., LTD. (KOREA)
KYOCERA FINECERAMICS GmbH (GERMANY)
AVX CORPORATION (U.S.A)
KYOCERA ELCO KOREA CO., LTD. (KOREA)
KYOCERA ELCO HONG KONG LTD. (CHINA)
KYOCERA WIRELESS CORP. (U.S.A)
KYOCERA WIRELESS (INDIA) PVT. LTD. (INDIA)
KYOCERA TELECOMMUNICATIONS RESEARCH CORP. (U.S.A)
KYOCERA MITA AMERICA, INC. (U.S.A)
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD. (CHINA)
KYOCERA MITA EUROPE B.V. (NETHERLAND)
KYOCERA MITA DEUTSCHLAND GmbH (GERMANY)
KYOCERA YASHICA DO BRASIL INDUSTRIA E
COMERCIO LTDA. (BRAZIL)
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD. (CHINA)
YASHICA HONG KONG CO., LTD. (CHINA)
UNIVERSAL OPTICAL INDUSTRIES, LTD. (CHINA)
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD. (CHINA)
PIAZZA INVESTMENT CO., LTD. (CHINA)
SHANGHAI KYOCERA REALITY DEVELOPMENT CO., LTD. (CHINA)

(6) Directors and Corporate Auditors of Kyocera Corporation (as of March 31, 2005)

Position	Name	Duties or Principal Occupation
Chairman Emeritus and Director	Kazuo Inamori
Chairman of the Board and Representative Director	Kensuke Itoh
President and Representative Director	Yasuo Nishiguchi	President (Executive Officer)
Representative Director	Masahiro Umemura	Executive Vice President (Executive Officer) General Manager of Corporate Development Division
Representative Director	Michihisa Yamamoto	Executive Vice President (Executive Officer) General Manager of Corporate Optical Equipment Division
Director	Yuzo Yamamura	President and Representative Director of Kyocera ELCO Corporation
Director	Naoyuki Morita	President and Representative Director of Kyocera Communication Systems Co., Ltd.
Director	Koji Seki	Chairman and Representative Director of Kyocera Mita Corporation
Director	Noboru Nakamura	Executive Vice President and Representative Director of Kyocera Chemical Corporation
Director	Isao Kishimoto	President and Representative Director of Kyocera Kinseki Corporation
Director	Hisao Hisaki	Managing Executive Officer (Executive Officer) Executive Vice President of Kyocera (Tianjin) Sales & Trading Corporation
Director	Rodney N. Lanthorne	President and Director of Kyocera International, Inc.
Director	John S. Gilbertson	President and Chief Executive Officer, Director of AVX Corporation
Full-time Corporate Auditor	Atsushi Mori
Full-time Corporate Auditor	Yasuo Akashi
Corporate Auditor	Osamu Nishieda	Attorney At Law
Corporate Auditor	Shinji Kurihara	Chairman of Takeda Hospital Management Institute, Medical Corporation Koseikai Takeda Hospital

Notes:

1.	Among the Corporate Auditors listed above, Messrs. Osamu Nishieda and Shinji Kurihara are outside Corporate Auditors as required under paragraph 1, Article 18 of the Law regarding Exceptional Rules of the Commercial Code of Japan concerning Audit, etc. of Kabushiki-Kaisha.

2.	Mr. Yuji Itoh retired from the office of Corporate Auditor upon expiration of his term of office as of June 25, 2004.

3.	As of April 1, 2005, the “duties or the principal occupation” of Mr. Hisao Hisaki were changed to “Managing Executive Officer (Executive Officer), President of Kyocera (Tianjin) Sales & Trading Corporation”.

(7) Remuneration of Accounting Auditor

1.	Total remuneration paid by Kyocera Corporation and its subsidiaries to the accounting auditor: ¥405 million.

2.	Out of the amount set forth in 1. above, remuneration for auditing services defined in Article 2, Clause 1 of the Certified Public Accountant Law: ¥309 million.

3.	Out of the amount set forth in 2. above, remuneration paid to the accounting auditor by Kyocera Corporation: ¥137 million

Note:	In the audit engagement agreement between Kyocera Corporation and the accounting auditor, the amount payable to the accounting auditor is not categorized in accordance with the Law regarding Exceptional Rules of the Commercial Code of Japan concerning Auditing, etc. of Kabushiki-Kaisha and remuneration in accordance with the Securities and Exchange Law of Japan, and such categorization is therefore impossible as a practical matter. Accordingly, the amount set forth in 3. above consists of the total amount paid to the accounting auditor for auditing services.

3. SIGNIFICANT EVENTS OCCURRING SUBSEQUENT TO FISCAL 2005 WITH REGARD TO BUSINESS SITUATION OF KYOCERA CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES

There have been no significant events since the end of fiscal 2005.

Note:	The amounts and the numbers of shares included in the above Business Report are stated by rounding to the nearest number constituting a unit.

Consolidated Balance Sheets

	Yen in millions
	March 31,		Increase (Decrease)
	2005	2004
	Amount	Amount	Amount
Current assets :
Cash and cash equivalents	¥310,592	¥361,132	¥(50,540)	Cash and cash equivalents Decreased due to transfer of funds to deposits with higher interest rates and also due to purchase of Government Bonds.
Short-term investments	34,938	3,855	31,083	Short-term investments Increased due to transfer of funds from “cash and cash equivalents” to deposits.
Trade notes receivable	29,552	33,801	(4,249)

Trade accounts receivable	201,374	207,583	(6,209)
Short-term finance receivables	40,801	70,553	(29,752)	Short-term finance receivables Decreased due to collection of loans at Kyocera Leasing Co., Ltd. (leasing business company).
Less allowances for doubtful
accounts and sales returns	(7,981)	(8,468)	487
Inventories	213,411	197,194	16,217

Deferred income taxes	38,659	34,957	3,702

Other current assets	34,229	33,089	1,140

Total current assets	895,575	933,696	(38,121)

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	30,623	24,054	6,569
Securities and other investments	430,437	430,096	341

Total investments and advances	461,060	454,150	6,910
Long-term finance receivables	66,427	88,512	(22,085)	Long-term finance receivables Decreased due to reclassification of a portion of long-term finance receivables to short-term finance receivables at Kyocera Leasing Co., Ltd.

Property, plant and equipment, at cost :
Land	55,210	54,867	343
Buildings	225,964	217,216	8,748
Machinery and equipment	656,780	622,721	34,059
Construction in progress	14,384	10,384	4,000
Less accumulated depreciation	(693,341)	(650,668)	(42,673)

	258,997	254,520	4,477

Goodwill	28,110	25,254	2,856
Intangible assets	15,847	16,645	(798)
Other assets	19,503	21,981	(2,478)

Total non-current assets	849,944	861,062	(11,118)

Total assets	¥1,745,519	¥1,794,758	¥(49,239)

Note:	The consolidated balance sheet as of March 31, 2004 and indications of increase (decrease) of amounts as a result of comparison thereof with the consolidated balance sheet as of March 31, 2005, as well as comments and explanations relating thereto do not constitute any part of the accompanying materials for the 51st Ordinary General Meeting of Shareholders. They are presented solely for shareholders’ ease of comparison.

	Yen in millions
	March 31,		Increase (Decrease)
	2005	2004
	Amount	Amount	Amount
Current liabilities :
Short-term borrowings	¥66,556	¥84,815	¥(18,259)	Short-term borrowings Decreased due to repayment of borrowings by subsidiaries, etc.
Current portion of long-term debt	44,051	44,522	(471)

Trade notes and accounts payable	86,872	110,759	(23,887)
Other notes and accounts payable	34,690	38,115	(3,425)
Accrued payroll and bonus	34,821	34,161	660
Accrued income taxes	31,180	19,054	12,126
Other accrued expenses	28,849	28,665	184
Other current liabilities	17,338	16,548	790

Total current liabilities	344,357	376,639	(32,282)
Non-current liabilities :
Long-term debt	33,557	70,608	(37,051)	Long-term debt Decreased due to refinancing of a portion of long-term debts at Kyocera Leasing Co., Ltd.
Accrued pension and severance costs	31,166	38,620	(7,454)
Deferred income taxes	96,345	98,791	(2,446)
Other non-current liabilities	4,761	6,409	(1,648)

Total non-current liabilities	165,829	214,428	(48,599)

Total liabilities	510,186	591,067	(80,881)

Minority interests in subsidiaries	60,482	53,238	7,244
Stockholders’ equity :
Common stock	115,703	115,703	—
Additional paid-in capital	162,061	162,091	(30)
Retained earnings	916,628	881,969	34,659
Accumulated other comprehensive income	11,839	22,046	(10,207)	Accumulated other comprehensive income Decreased due mainly to decrease in unrealized loss through revaluation of shares, as a result of decrease in shareholding in KDDI Corporation.
Treasury stock, at cost	(31,380)	(31,356)	(24)

Total stockholders’ equity	1,174,851	1,150,453	24,398

Total liabilities, minority interests and stockholders’ equity	¥1,745,519	¥1,794,758	¥(49,239)

Notes:
1. Accumulated other comprehensive income is as follows:
Net unrealized gains on securities		¥42,461	¥59,241
Net unrealized losses on derivative financial instruments		¥(27)	¥(48)
Minimum pension liability adjustments		¥(1,629)	¥(1,477)
Foreign currency translation adjustments		¥(28,966)	¥(35,670)
2. Assets pledged as collateral		¥10,616	¥33,537
3. Guarantee obligation		¥550	¥550

Consolidated Statements of Income

	Yen in millions
	Years ended March 31,		Increase (Decrease) Amount
	2005 Amount	2004 Amount

Net sales	¥1,180,655	¥1,140,814	¥39,841	Net sales Increased due to increases in net sales of (i) Fine Ceramics Group, (ii) Electronic Device Group and (iii) Kyocera Communication Systems Co., Ltd.
Cost of sales	855,067	860,224	(5,157)	Cost of sales Cost of sales in fiscal 2004 included one- time structural reform costs incurred at AVX Corporation in the amount of approximately ¥10.4 billion.

Gross profit	325,588	280,590	44,998
Selling, general and administrative expenses	224,620	171,628	52,992

Profit from operations	100,968	108,962	(7,994)

Profit from operations

(i)     In fiscal 2005, one-time costs in the amount of approximately ¥11.7 billion, which included structural reform costs, were incurred in the Equipment Group.

(ii)    In fiscal 2005, profit from operations was adversely affected by lack of gains recorded in fiscal 2004 in the amount of ¥18,917 million as a result of settlement of the substitution portion of the benefit obligation related to the employees pension funds and in the amount of ¥5,954 million resulting from the withdrawal by a subsidiary from employees pension funds.

These one-time profits were accounted for pursuant to US GAAP as follows:

Cost of sales:     ¥ 10,913 million

Selling, general and administrative

expenses:          ¥ (35,784) million

Net:                   ¥ (24,871) million

Other income (expenses) :
Interest and dividend income	6,396	4,883	1,513
Interest expense	(1,275)	(1,286)	11
Foreign currency transaction gains and losses, net	2,618	(1,546)	4,164
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,678)	2,575	(4,253)
Other, net	501	1,452	(951)

Total other income (expenses)	6,562	6,078	484

Income before income taxes, minority interests	107,530	115,040	(7,510)
Income taxes	58,480	50,310	8,170

Income taxes

Income taxes in the amount of ¥12.7 billion were recorded as costs for taxes for past years due to a tax assessment notice relating to transfer price adjustment in connection with trades of products, etc. between Kyocera Corporation and its offshore subsidiaries for five years from fiscal 1999 to fiscal 2003.

Income before minority interests	49,050	64,730	(15,680)
Minority interests	(3,142)	3,356	(6,498)

Minority interests

Minority interests were negative because AVX Corporation, in which Kyocera Corporation holds a 69% share interest, recorded positive net income in fiscal 2005, while it recoded a loss in fiscal 2004.

Net income	¥45,908	¥68,086	¥(22,178)

Note: Earnings per share:
Basic (Yen)	¥244.86	¥364.79
Diluted (Yen)	¥244.81	¥364.78

Note:	The consolidated statement of income for the year ended March 31, 2004, and indications of increase (decrease) of amounts as a result of comparison thereof with the consolidated statement of income for the year ended March 31, 2005, as well as comments and explanations relating thereto do not constitute any part of the accompanying materials for the 51st Ordinary General Meeting of Shareholders. They are presented solely for shareholders’ 22 ease of comparison.

Consolidated Statements of Cash Flows (For Reference Only)

	Yen in millions
	Years ended March 31,
	2005 Amount	2004 Amount
Cash flows from operating activities :

Cash flows from operating activities

This amount indicates cash flow produced in the ordinary course of business, including sales of products and provision of services.

Incoming cash flow increased due to progress in collection of credits, which reduced the amount of receivables substantially, and due to lack of payment of a settlement fee in a lawsuit which was recorded in fiscal 2004.

Net income	¥45,908	¥68,086
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	65,909	70,260
Losses on devaluation of inventories	13,458	14,013
Minority interests	3,142	(3,356)
Decrease (increase) in receivables	68,558	(34,704)
Increase in inventories	(28,651)	(35,751)
(Decrease) increase in notes and accounts payable	(31,914)	20,701
Settlement regarding LaPine Case	—	(35,454)
Other, net	9,113	(1,220)

Net cash provided by operating activities	145,523	62,575

Cash flows from investing activities :

Cash flows from investing activities

This amount indicates expenditures for future profits, as well as fund management and returns therefrom.

Cash flow was negative in fiscal 2005 due to the purchase of securities including Government Bonds and nagotiable certificate of deposits.

Payments for purchases of securities	(92,087)	(37,981)
Payments for purchases of investments and advances	(11,858)	(7,917)

Sales and maturities of securities	49,674	77,487

Proceeds from sales of investment in an affiliate	—	5,004
Payments for purchases of property, plant and equipment, and intangible assets	(64,201)	(58,869)
Proceeds from sales of property, plant and equipment, and intangible assets	2,920	2,720
Acquisitions of businesses, net of cash acquired	(2,794)	(2,271)
Deposit of negotiable certificate of deposits and time deposits	(112,903)	(674)
Withdrawal of negotiable certificate of deposits and time deposits	95,220	79
Deposit of restricted cash	—	(1,994)
Withdrawal of restricted cash	—	52,983
Other, net	3,535	1,014

Net cash (used in) provided by investing activities	(132,494)	29,581

Cash flows from financing activities :

Cash flows from financing activities

This amount indicates procurement and repayment of funds for business operations and investment activities.

Out-going cash flow increased due to the repayment of long-term debt (borrowing) at subsidiaries, etc.

Decrease in short-term debt	(18,490)	(23,823)
Proceeds from issuance of long-term debt	21,077	48,975
Payments of long-term debt	(58,720)	(33,152)
Dividends paid	(12,614)	(12,372)
Net purchases of treasury stock	(28)	(33)
Other, net	1,431	(17)

Net cash used in financing activities	(67,344)	(20,422)

Effect of exchange rate changes on cash and cash equivalents	3,775	(8,912)

Net (decrease) increase in cash and cash equivalents	(50,540)	62,822
Cash and cash equivalents at beginning of year	361,132	298,310
Cash and cash equivalents at end of year	¥310,592	¥361,132

Note:	The consolidated statements of cash flows do not constitute any part of the accompanying materials for the 51st Ordinary General Meeting of Shareholders. They are presented solely for shareholders’ ease of understanding.

Basis of preparation of consolidated financial statements

1. Scope of consolidation

Number of consolidated subsidiaries:	165
Regarding significant consolidated subsidiaries, please refer to “Business Report, 2. COMPANY OVERVIEW, (2) Business Combination.”
Number of non-consolidated subsidiaries:	2
Major non-consolidated subsidiary:	KYOTO PURPLE SANGA LTD.
Reason for exclusion from scope of consolidation:	This subsidiary is excluded from the scope of consolidation, because assets, sales, net income and retained earnings are not material to consolidated financial condition and business result.

2. Scope of application of the equity method Number of non-consolidated subsidiaries accounted for by the equity method:	2
Number of affiliates accounted for by the equity method :	14
Major affiliates accounted for by the equity method:	TAITO CORPORATION WILLCOM, INC.

3. Changes in scope of consolidation

Increase by established etc.:	8 JAPAN MEDICAL MATERIALS CORPORATION and others
Decrease by merged etc.:	2 KYOCERA CHEMICAL REINFORCED PLASTIC CO., LTD. and another

4. Changes in scope of application of the equity method

Increase by additional investment etc.:	2 WILLCOM, INC. and another
Decrease by sold etc.:	2 MILLENNIUM BUSINESS SYSTEMS, L.L.C. and another

5.	Summary of significant accounting policies

(1)	Financial statements presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the provision of paragraph 1 of Article 179 of the Enforcement Regulations for the Commercial Code of Japan. Certain disclosures required under principles generally accepted in the United States of America are omitted pursuant to the same provision.

(2)	Valuation of inventories

Finished goods and work in process are mainly stated at the lower cost or market, the cost being determined by the average method. Other inventories are mainly stated at the lower cost or market, the cost being determined by the first-in, first-out method.

(3)	Valuation of securities

Kyocera has adopted Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities are recorded at amortized cost.

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in other comprehensive income, net of tax.

(4)	Depreciation method of Property, Plant and Equipment

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

(5)	Goodwill and other intangible assets

Kyocera has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimate useful lives.

(6) Accounting for allowance and accruals

Allowance for doubtful accounts :	Kyocera makes provision based on the actual past ratio of losses on bad debts in addition to estimates of uncollectible amounts based on analysis of certain individual receivables.
Accrued pension and severance cost :

Kyocera adopts Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions.” Pension and severance cost is accrued based on projected retirement benefit obligations and the fair value of plan assets at the balance sheet date. If accumulated benefit obligations (i.e., obligations deducting an effect from future raise of compensation levels from projected retirement benefit obligations) exceed the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheet by recognizing minimum pension liability adjustments.

Unrecognized prior service cost is amortized using the straight-line method over the average remaining service period of employees. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of projected retirement benefit obligations or the fair value of plan assets) by the straight-line method over the average remaining service period of employees.

(7)	Consumption tax withheld upon sale and consumption tax paid for purchases of goods and services are not included in the respective revenue and cost or expense items in the accompanying statement of income.

Non-Consolidated Balance Sheets

	Yen in millions
	March 31,
	2005	2004
	Amount	Amount
Current assets:
Cash and bank deposits	¥154,347	¥192,928
Trade notes receivable	40,249	50,414
Trade accounts receivable	90,666	85,441
Marketable securities	12,606	—
Finished goods and merchandise	15,483	20,010
Raw materials	21,663	20,058
Work in process	20,217	21,904
Supplies	625	742
Deferred income taxes	12,525	10,806
Short-term loans	3,766	3,178
Other accounts receivable	5,413	5,772
Refundable income taxes	—	2,645
Other current assets	1,004	1,349
Allowances for doubtful accounts	(139)	(144)

Total current assets	378,425	415,103

Non-current assets:
Tangible fixed assets:
Buildings	33,378	36,499
Structures	2,131	2,275
Machinery and equipment	36,706	37,163
Vehicles	27	30
Tools, furniture and fixtures	7,652	9,232
Land	32,277	31,972
Construction in progress	1,958	1,634

Total tangible fixed assets	114,129	118,805

Intangible assets:
Patent rights and others	2,192	3,178

Total intangible assets	2,192	3,178

Investments and other assets:
Investments in securities	407,221	413,960
Investments in subsidiaries and affiliates	284,996	249,591
Investments in subsidiaries and affiliates other than equity securities	23,254	25,664
Long-term loans	19,744	10,540
Long-term prepaid expenses	5,035	6,791
Other investments	7,873	3,571
Allowances for doubtful accounts	(4,850)	(241)
Allowances for impairment loss on securities	(5,950)	(5,950)

Total investments and other assets	737,323	703,926

Total non-current assets	853,644	825,909

Total assets	¥1,232,069	¥1,241,012

	Yen in millions
	March 31,
	2005	2004
	Amount	Amount
Current liabilities:
Trade accounts payable	¥42,602	¥51,684
Other payables	13,737	14,012
Accrued expenses	6,165	6,355
Income taxes payables	13,800	45
Deposits received	2,845	2,176
Accrued bonuses	9,215	10,658
Provision for warranties	493	650
Provision for sales returns	232	184
Other current liabilities	680	52

Total current liabilities	89,769	85,816

Non-current liabilities:
Deferred income taxes	83,376	90,977
Accrued pension and severance costs	20,789	33,148
Directors’ retirement allowance	1,078	985
Other non-current liabilities	313	348

Total non-current liabilities	105,556	125,458

Total liabilities	195,325	211,274

Stockholders’ equity:

Common stock	115,703	115,703
Additional paid-in capital	192,555	192,555
Retained earnings:
Legal reserves	17,207	17,207
Reserve for special depreciation	2,003	2,393
Reserve for research and development	1,000	1,000
Reserve for dividends	1,000	1,000
Reserve for retirement benefits	300	300
Reserve for overseas investments	1,000	1,000
General reserve	535,836	487,828
Unappropriated retained earnings	36,990	61,588

Total retained earnings	595,336	572,316

Net unrealized gain on other securities	164,530	180,520
Treasury stock, at cost	(31,380)	(31,356)

Total stockholders’ equity	1,036,744	1,029,738

Total liabilities and stockholders’ equity	¥1,232,069	¥1,241,012

Note:	The non-consolidated balance sheet as of March 31, 2004 does not constitute any part of the accompanying materials for the 51st Ordinary General Meeting of Shareholders. It is presented solely for the shareholders’ ease of comparison.

Non-Consolidated Statements of Income

	Yen in millions
	Years ended March 31,
	2005	2004
	Amount	Amount
Recurring profit and loss:
Operating income and expenses:
Operating income:
Net sales	¥493,271	¥494,035

Total operating income	493,271	494,035

Operating expenses:
Cost of sales	390,348	385,752
Selling, general and administrative expenses	69,101	67,061

Total operating expenses	459,449	452,813

Profit from operations	33,822	41,222

Non-operating income and expenses:
Non-operating income:
Interest and dividend income	28,083	17,757
Foreign currency transaction gains, net	1,445	1,267
Other non-operating income	8,510	4,666

Total non-operating income	38,038	23,690

Non-operating expenses:
Interest expenses	15	16
Other non-operating expenses	5,411	3,108

Total non-operating expenses	5,426	3,124

Recurring profit	66,434	61,788

Non-recurring gain and loss:
Non-recurring gain:
Gain on sale of tangible fixed assets	170	309
Reversion of allowance for the doubtful accounts	10	1
Liquidation gain on investments in securities	1,994	—
Gain on sale of investment in an affiliate	—	3,670
Settlement gain for a substitutional portion of employee benefit obligation	—	32,721
Other non-recurring gain	13	—

Total non-recurring profit	2,187	36,701

Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	1,222	791
Loss on devaluation of investment securities	2,817	617
Loss on devaluation of investment in a subsidiary	4,141	—
Allowance for doubtful accounts for a subsidiary	4,503	—
Other non-recurring loss	55	6

Total non-recurring loss	12,738	1,414

Income before income taxes	55,883	97,075

Income taxes – current	9,320	3,807
Income taxes – previous years	12,748	—
Income taxes – deferred	(512)	32,605

Net income	34,327	60,663

Unappropriated retained earnings brought forward from the previous year	8,293	6,553
Net realized loss on treasury stock, at cost	5	3
Interim dividends	5,625	5,625

Unappropriated retained earnings at the end of the year	¥36,990	¥61,588

Note:	The non-consolidated statement of income for the year ended March 31, 2004 does not constitute any part of the accompanying materials for the 51st Ordinary General Meeting of Shareholders. It is presented solely for the shareholders’ ease of comparison.

Summary of Significant Accounting Policies

1. Standards and methods for valuation of securities:

Held-to-maturity securities:	Amortized cost method (straight line method)

Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities:

Marketable:	Based on market price of the balance sheet date (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)

Non-marketable:	Cost determined by the moving average method

Derivative financial instruments:	Mark-to-market method

2. Standards and methods for valuation of inventories:

Finished goods, merchandise and work in process:	Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise is stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies:	Raw materials and supplies, except those for telecommunications equipment, are evaluated by the last purchase method.

Raw materials for telecommunications equipment are evaluated at the lower of cost or market, the cost being determined by the first-in, first-out method.

3. Depreciation of non-current assets:

Tangible fixed assets:	Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Buildings and structures: 2 years - 25 years

Machinery and equipment, and Tools, furniture and fixtures: 2 years - 10 years

Intangible assets:	Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

With respect to certain patents, depreciation periods are decided by Kyocera Corporation and with respect to software used by Kyocera Corporation the depreciation period is set at two years, the usable period within Kyocera Corporation.

Long-term prepaid expenses:	Amortized using the straight-line method for respective amortization periods.

4. Accounting for allowance and accruals:

Allowance for doubtful accounts:	Allowances for doubtful accounts are estimated based on the actual past ratio of losses on bad debts.

Certain allowances are provided based on estimates of uncollectible amounts based on analysis of certain individual receivables.

Allowance for impairment losses on securities:	Allowances for impairment losses on securities are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued bonuses:	Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Accrued pension and severance costs:	In order to retirement benefits to employees, accrued pension and severance costs are recognized based on projected retirement benefit obligations and plan assets at the balance sheet date. Unrecognized prior year service cost is amortized over the estimated average remaining service period of employees using the straight-line method. Actuarial gains or losses are amortized over the estimated average remaining service period of employees using the straight-line method following the year incurred.

5. Consumption tax withheld upon sale and consumption tax paid for purchases of goods and services are not included in the respective revenue and cost or expense items in the accompanying statement of income.

Notes to Balance Sheet:

1.	Current receivables from and short-term loans to affiliates	¥47,775 million
	Long-term finance receivables from affiliates	¥25,363 million
	Current payables to affiliates	¥16,338 million
	Long-term payables to affiliates	¥167 million

2.	Accumulated depreciation of tangible fixed assets	¥308,347 million

3.	Assets pledged as collateral Investments in affiliates	¥17,812 million

4.	Guarantees
	Guarantees in the form of commitments	¥1,390 million
	Guarantees in the form of letters of awareness	¥6,976 million

5.	Provision for sales returns and directors’ retirement allowance are provisions in accordance with Article 43 of the Enforcement Regulations for the Commercial Code of Japan.

6.	Amount of net assets increased as a result of revaluation based on the current value pursuant to Item 3 of Article 124 of the Enforcement Regulations for the Commercial Code of Japan: ¥164,195 million

7.	The amounts set forth herein are rounded to the nearest million.

Notes to Statement of Income:

1.	Earnings per share	¥182.77

2.	Transactions with affiliates:

Operational transactions:
	Net sales	¥160,877 million
	Purchases	¥76,255 million
	Selling, general and administrative expenses	¥6,872 million

Non operational transactions:
	Interest and dividend income	¥24,302 million
	Miscellaneous income	¥4,184 million
	Miscellaneous losses	¥724 million
	Purchased amount of assets	¥1,264 million
	Selling amount of assets	¥98 million

3.	The amounts set forth herein are rounded to the nearest million.

Proposed Appropriation of Retained Earnings

(Unit: Yen)
Unappropriated retained earnings	¥36,989,506,487
Reversal of reserves:
Reversal of reserve for special depreciation	740,631,934

Total	37,730,138,421

To be appropriated as follows:
Dividends (¥50.00 per share)	9,374,054,200
Bonuses for Directors and Corporate Auditors	60,000,000
Reserve for special depreciation	321,878,128
General reserve	18,000,000,000
Unappropriated retained earnings carried forward to the next year	¥9,974,206,093

Notes:

1.	Corporate Auditors’ bonuses of ¥4,500,000 are included in Bonuses for Directors and Corporate Auditors.

2.	On December 6, 2004, an interim dividend in the amount of ¥5,624,756,490 (¥30.00 per share) was paid to the shareholders.

Copy of Audit Report of Independent Auditors

Report of Independent Auditors

(English Translation)

May 9, 2005

To the Board of Directors

Kyocera Corporation

ChuoAoyama PricewaterhouseCoopers

Yukihiro Matsunaga, CPA Engagement Partner

Yasushi Kouzu, CPA Engagement Partner

Minamoto Nakamura, CPA Engagement Partner

We have audited, pursuant to Article 2-1 of the “Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)” of Japan, the balance sheet, statement of income, business report (limited to the accounting figures included therein), proposal for appropriation of retained earnings (hereinafter referred to as the “financial statements”) and supplementary schedules (limited to the accounting figures included therein) of Kyocera Corporation (hereinafter referred to as the “Company”) for the 51st fiscal year from April 1, 2004 to March 31, 2005. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules.

Except as explained in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and supplementary schedules. We believe that our audits provide a reasonable basis for our opinion.

We have not completed our audit procedures regarding consolidated accounting figures included in (1)” Business Developments and Results of Kyocera Corporation and its Consolidated Subsidiaries”, (2) “Capital Expenditures by Kyocera Corporation and its Consolidated Subsidiaries” and (5) “Trend of Performance and Assets of Kyocera Corporation and its Consolidated Subsidiaries” of Section 1 “Business outline” in the business report. However, as of the date of our audit report, we performed limited procedures including analytical procedures to the consolidated trial balance and financial information of subsidiaries and affiliates accounted for by equity method in accordance with Statement of Japanese Institution of Certified Public Accountants No.40.

As a result of our audit, it is our opinion that:

(1)	The balance sheet and statement of income present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2)	The business report of the Company (limited to the accounting figures included therein) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation. Also we are not aware of significant facts that indicate the consolidated accounting figures included in Section 1-(1), 1-(2) and 1-(6) of the business report do not present fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation based on our limited procedures described in the preceding paragraph.

(3)	The proposal for appropriation of retained earnings is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4)	There is nothing to be mentioned in respect of the supplementary schedules (limited to the accounting figures included therein) in accordance with the provision of the Commercial Code of Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers: The original financial statements and supplementary schedules are written in Japanese.

Copy of Audit Report of Board of Corporate Auditors

AUDIT REPORT

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the performance of duties of Directors during the 51st fiscal period from April 1, 2004 to March 31, 2005, hereby reports the results of audit, after examination and discussion, as follows:

1. Outline of Audit Methods by the Corporate Auditors

In accordance with audit standards, audit policy, audit plan, etc. established by the Board of Corporate Auditors, each Corporate Auditor has attended the meeting of the Board of Directors and other important meetings of the Company, received reports on the operations of the Company from Directors and the Company’s internal audit department, etc., reviewed important documents including those approved by executives, examined the condition of business and assets at the head office and other major business offices, received reports of condition from subsidiaries and examined the condition of business and assets of important subsidiaries when deemed necessary. Each Corporate Auditor has also monitored accounting auditors’ independence, received reports and explanations from them, and conducted examinations of financial statements and supplementary schedules.

With respect to the Directors’ engagement in competitive transactions, transactions involving conflict of interest between the Company and the Directors, profit-sharing by the Company without compensation, unusual transactions between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., each Corporate Auditor has requested Directors, and others’ reports when deemed necessary and conducted examinations in detail, in addition to the audit methods mentioned above.

2. Results of Audit

(1)	The methods and results of the audit by the Accounting Auditors, ChuoAoyama PricewaterhouseCoopers, are due and proper;

(2)	The business report presents fairly the condition of the Company in accordance with Japanese law and regulations and the Articles of Incorporation of the Company;

(3)	There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other condition of the Company;

(4)	The supplementary schedules sets forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5)	There has been neither unfair conduct nor any material violation of Japanese law or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(6)	As a result of examination of subsidiaries, nothing has arisen that requires comment with respect to the Directors’ execution of their duties.

May 12, 2005

Board of Corporate Auditors

Yasuo Akashi Full-time Corporate Auditor

Atsushi Mori Full-time Corporate Auditor

Osamu Nishieda Corporate Auditor

Shinji Kurihara Corporate Auditor

Note:	Osamu Nishieda and Shinji Kurihara are outside Corporate Auditors as required under paragraph 1, Article 18 of the “Law regarding Exceptional Rules of the Commercial Code of Japan concerning Auditing, etc. of Kabushiki-Kaisha.”

KYOCERA Corporation

6 Takeda Tobadono-cho, Fushimi-ku
Kyoto 612-8501 Japan
Tel: +81-75-604-3500(Main)

http://global.kyocera.com